

VIA FACSIMILE AND U.S. MAIL

February 26, 2007

Mr. Phillip J. Smith
Executive Vice President and Chief Financial Officer
Stater Bros. Holdings, Inc.
21700 Barton Road
Colton, CA 92324

> **Re:** **Stater Bros. Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended September 24, 2006**
> **Filed December 19, 2006**
> **Form 10-Q for Fiscal Quarter Ended December 24, 2006**
> **File No. 1-13222**

Dear Mr. Smith:

We have reviewed your response dated February 6, 2007 to our comment letter dated January 23, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended September 24, 2006

Consolidated Statements of Cash Flows, page F-6

1. We have reviewed your response to comment six in our letter dated January 23, 2007. However, we continue to believe that premiums, fees and make whole payments related to the debt repurchase should be classified as cash flows from operating activities as such amounts enter into the determination of net income and do not represent repayments of obligations reflected on your balance sheet. Please refer to paragraph 21 of SFAS 95. Also, given the significance of these charges and amortization of debt issuance costs to cash flows from operating activities, we believe that you should amend your filing to correct the classification of these items. Please do so or explain to us in greater detail why premiums, fees and make whole payments represent repayments of amounts borrowed.

Notes to Consolidated Financial Statements, page F-8

2.   We have reviewed your response to comment eight in our letter dated January 23, 2007. In future filings, please revise to separately present Santee in an "all other" category for segment disclosure purposes. See paragraph 21 of SFAS 131 and EITF 04-10. Additionally, please revise your proposed disclosure to make clear that you have three operating segments and that you aggregate Markets and Super Rx into a single operating segment. Refer to the general information disclosures in paragraph 26 of SFAS 131.

Note 1 – The Company and Summary of Significant Accounting Policies, page F-8

3.   We have reviewed your response to comment 11 in our letter dated January 23, 2007. As previously requested, please tell us and disclose your policy for classifying amounts billed to customers for shipping and handling. Refer to EITF 00-10.

Form 10-Q for Fiscal Quarter Ended December 24, 2006

Controls and Procedures, page 23

4.   We have reviewed your response to comment three in our letter dated January 23, 2007 and the revisions to your disclosure in response to our comment. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…" In future filings, please revise to state clearly, if true, that your Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statement been included in this filing.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief